Mail Stop 4561

May 5, 2006

Mr. Melvin S. Cook
Chairman and President
Holobeam, Inc.
217 First Street
P.O. Box 287
Ho-Ho-Kus, NJ 07423

> **Re:** **Holobeam, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 1, 2006**
> **File No. 0-03385**

Dear Mr. Cook:

We have reviewed your response letter dated May 5, 2006 and have the following additional comment.

Form 8-K filed May 1, 2006

1. We have reviewed your response to prior comment 2. Please tell us whether, based on their reconsideration, your officers concluded that your disclosure controls and procedures were effective or ineffective as of September 30, 2005 and December 31, 2005. In addition, please tell us how you plan to address this reconsideration and the related conclusions in your amended Form 10-K for the fiscal year ended September 30, 2005 and your amended Form 10-Q for the fiscal quarter ended December 31, 2005.

As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, please call Amanda Sledge at (202) 551-3473.

Sincerely,

Steven Jacobs
Accounting Branch Chief